UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Zivo Bioscience, Inc.

(Name of Issuer)

Common stock, $.001 par value

(Title of Class of Securities)

98978N 3098

(CUSIP Number)

Timothy R. Damschroder

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978N 3098	13D/A	Page 2 of 12

1.	Names of Reporting Persons. Strome Mezzanine Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,506
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,506
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98978N 3098	13D/A	Page 3 of 12

1.	Names of Reporting Persons. Strome Alpha Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,506
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,506
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98978N 3098	13D/A	Page 4 of 12

1.	Names of Reporting Persons. Strome Investment Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,506
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,506
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98978N 3098	13D/A	Page 5 of 12

1.	Names of Reporting Persons. Strome Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,506
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,506
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98978N 3098	13D/A	Page 6 of 12

1.	Names of Reporting Persons. Mark E. Strome
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 198,644
	8.	Shared Voting Power 57,506
	9.	Sole Dispositive Power 198,644
	10.	Shared Dispositive Power 57,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,150
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98978N 3098	13D/A	Page 7 of 12

Item 1. Security and Issuer

This statement on Schedule 13D/A relates to the common stock, $0.001 par value (the “Common Stock”), of Zivo Bioscience, Inc., a Michigan corporation (the “Issuer”). The Issuer’s principal offices are located at 21 E. Long Lake Road, Suite 100, Bloomfield Hills, Michigan 48304.

Item 2. Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Strome Mezzanine Fund, LP, which is a Delaware limited partnership (“Strome Mezzanine”);

(ii)	Strome Alpha Fund, L.P., which is a Delaware limited partnership (“Strome Alpha”);

(iii)	Strome Investment Management, LP, which is a Delaware limited partnership and the general partner of each of Strome Mezzanine and Strome Alpha;

(iv)	Strome Group, Inc., which is a Delaware corporation and the general partner of Strome Investment Management, LP; and

(v)	Mark E. Strome, who is a United States citizen and the sole director, president, and chief executive officer of Strome Group, Inc.

The principal business address for Strome Investment Management, LP, Strome Group, Inc., and Mr. Strome is 13535 Ventura Blvd., Ste C-525, Sherman Oaks, CA 91423, and the principal business address for Strome Mezzanine and Strome Alpha is 1688 Meridian Ave., Suite 727, Miami Beach, Florida 33139. The principal business of each of Strome Mezzanine, Strome Alpha and Strome Investment Management, LP is to invest in both public and private securities. The principal business of Strome Group, Inc. is to act as a holding company for business investments, and the principal occupation of Mr. Strome is serving as the President of the Strome Group, Inc.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On May 28, 2021, the Issuer effected a reverse stock split of its issued and outstanding shares of Common Stock and treasury shares on a 1-for-80 basis (“2021 Reverse Stock Split”). As a result of the 2021 Reverse Stock Split, every 80 shares of Common Stock that the Reporting Persons beneficially owned were converted into 1 share of Common Stock. On October 26, 2023, the Issuer effected a reverse stock split of its issued and outstanding shares of Common Stock and treasury shares on a 1-for-6 basis (“2023 Reverse Stock Split” and together with the 2021 Reverse Stock Split, the “Reverse Stock Splits”). As a result of the 2023 Reverse Stock Split, every 6 shares of Common Stock that the Reporting Persons beneficially owned were converted into 1 share of Common Stock.

CUSIP No. 98978N 3098	13D/A	Page 8 of 12

After giving effect to the Reverse Stock Splits, Strome Mezzanine has acquired or has the right to acquire beneficial ownership of 45,064.5 shares of Common Stock, which were issued or are issuable as follows: (i) 41,939.5 were issued on June 2, 2021 in accordance with the Debt Extension and Conversion Agreement, dated March 3, 2021, by and among Strome Mezzanine, Strome Alpha and HEP Investments, LLC (“HEP”), attached hereto as Exhibit 8 and incorporated herein by reference (“Debt Extension and Conversion Agreement”) upon conversion of the Eleventh Amended and Restated Senior Secured Convertible Promissory Note dated May 16, 2018 made by the Issuer (the “Note”) in favor of HEP issued pursuant to the First Amended and Restated Participation Agreement between HEP, Strome Mezzanine, Strome Alpha and the Issuer dated June 28, 2018 attached as Exhibit 5 and incorporated by this reference (the “A&R Participation Agreement”); and (ii) 3,125 are issuable upon exercise of a warrant issued to Strome Mezzanine by the Issuer in consideration of Strome Mezzanine’s funding of the Co-Development Participation Agreement dated October 8, 2020 between Strome Mezzanine and the Issuer attached hereto as Exhibit 7 and incorporated by this reference (the “License Participation Agreement”). Strome Mezzanine paid its $1,691,187.08 obligation under the A&R Participation Agreement from investment capital in two payments of $500,000 each on July 21, 2017 and September 20, 2017, and one payment of $691,187.08 on June 1, 2018. Strome Mezzanine paid its $500,000 obligation under the License Participation Agreement from investment capital on October 8, 2020.

After giving effect to the Reverse Stock Splits, Strome Alpha has acquired beneficial ownership of 12,441.5 shares of Common Stock, which were issued on June 2, 2021 in accordance with the Debt Extension and Conversion Agreement upon conversion of the Note issued pursuant to the A&R Participation Agreement. Strome Alpha paid its $500,000 obligation under the A&R Participation Agreement from investment capital in one payment of $500,000 on November 17, 2017.

After giving effect to the Reverse Stock Splits, Mark Strome may be deemed to beneficially own 256,150 shares of Common Stock. Of that amount, 198,644 shares of Common Stock are held of record by the Mark E. Strome Living Trust U/A/D January 15, 1997 (the “Trust”). Mr. Strome has the authority to revoke the Trust and acquire beneficial ownership of such Common Stock. The Trust purchased 8,819,996 shares of Common Stock for $881,996.61 on May 11, 2018, and 4,268,163 shares of Common Stock for $426,816.31 on May 23, 2018, both from the assets of the Trust, which shares of Common Stock were converted to 18,375 shares of Common Stock and 8,892 shares of Common Stock, respectively, as a result of the Reverse Stock Splits. On June 2, 2021, pursuant to the Issuer’s public offering of Common Stock and Common Stock Warrants, the Trust purchased, from the assets of the Trust: (a) 40,000 shares of Common Stock from the Issuer at $4.99 per share and (b) immediately exercisable Common Stock Warrants from the Issuer for 40,000 shares of Common Stock at $0.01 per warrant (the “IPO Warrants”). On December 27, 2023 and January 9, 2024, pursuant to the Issuer’s private offering of Common Stock, the Trust purchased, from the assets of the Trust, 100,000 shares of Common Stock from the Issuer at $1.25 per share and 75,000 shares of Common Stock from the Issuer at $2.89 per share, respectively. Prior to the date of this Amendment, the Trust sold certain shares of Common Stock and a portion of the IPO Warrants resulting in the Trust holding 194,303 shares of Common Stock and IPO Warrants for 4,341 shares of Common Stock as of the date of this Amendment.

Item 4. Purpose of Transaction

On July 21, 2017, Strome Mezzanine, HEP and the Issuer entered into the Participation Agreement attached as Exhibit 2 and incorporated by this reference, which was subsequently amended by the Amendment to Participation Agreement, Guaranty, Warrants and Amended and Restated Registration Rights Agreement dated November 15, 2017 attached as Exhibit 3 and incorporated by this reference (the “Amendment,” and the Participation Agreement as so amended, the “Participation Agreement”). The Amendment added Strome Alpha as a party to the Participation Agreement. Under the terms of the Participation Agreement, Strome Mezzanine purchased a participation right for the amount of $1.0 million in the Note, and Strome Alpha purchased a participation right for the amount of $500,000 in the Note. The payments pursuant to the Participation Agreement were paid in three equal tranches; the first two tranches of $500,000 were paid by Strome Mezzanine and the third tranche of $500,000 was paid by Strome Alpha. Upon each payment, Strome Mezzanine or Strome Alpha, as applicable, received the right to convert its payment to 62,500 shares of Common Stock (after giving effect to the Reverse Stock Splits), and received immediately exercisable warrants. As of the date of this Amendment, such warrants have expired and are no longer exercisable by the applicable Reporting Person. Further, as a result of the conversion of the Note into shares of Common Stock on June 2, 2021, the Participation Agreement is no longer in effect.

CUSIP No. 98978N 3098	13D/A	Page 9 of 12

On May 11, 2018, the Trust purchased 8,819,996 shares of Common Stock, and on May 23, 2018, the Trust purchased an additional 4,268,163 shares of Common Stock, which shares of Common Stock were converted to 18,375 shares of Common Stock and 8,892 shares of Common Stock, as a result of the Reverse Stock Splits. On June 2, 2021, pursuant to the Issuer’s public offering of Common Stock and Common Stock Warrants, the Trust purchased, from the assets of the Trust: (a) 40,000 shares of Common Stock from the Issuer at $4.99 per share and (b) the IPO Warrants. On December 27, 2023 and January 9, 2024, pursuant to the Issuer’s private offering of Common Stock, the Trust purchased, from the assets of the Trust, 100,000 shares of Common Stock from the Issuer at $1.25 per share and 75,000 shares of Common Stock from the Issuer at $2.89 per share, respectively. Prior to the date of this Amendment, the Trust sold certain shares of Common Stock and a portion of the IPO Warrants resulting in the Trust holding 194,303 shares of Common Stock and IPO Warrants for 4,341 shares of Common Stock as of the date of this Amendment.

On June 28, 2018, Strome Mezzanine, Strome Alpha, HEP and the Issuer entered into the A&R Participation Agreement. Under the terms of the A&R Participation Agreement, Strome Mezzanine purchased a participation right in the Note for the additional amount of $691,187.08 using investment capital, which was paid on June 1, 2018. Upon the purchase of the participation right in the Note, Strome Mezzanine received immediately exercisable warrants from the Issuer. To induce Strome Mezzanine to purchase a participation right under the A&R Participation Agreement, the manager of HEP guaranteed certain of the Issuer’s obligations and liabilities to repay the principal of the Note in the event that the Issuer becomes insolvent, dissolves or files for federal bankruptcy protection on or before June 28, 2020. The Guaranty dated June 28, 2018 made by Laith Yaldoo in favor of Strome Mezzanine is attached hereto as Exhibit 6 and is incorporated by this reference (the “Guaranty”). As of the date of this Amendment, such warrants have expired and are no longer exercisable by the applicable Reporting Person. Further, as the result of the conversion of the Note into shares of Common Stock on June 2, 2021, the A&R Participation Agreement and the Guaranty are no longer in effect.

On October 8, 2020, Strome Mezzanine and the Issuer entered into the License Participation Agreement. Under the terms of the License Participation Agreement, Strome Mezzanine purchased a participation right in certain licenses by the Company of its intellectual property, trade secrets, know how or products. Upon the purchase of the participation right under the License Participation Agreement, Strome Mezzanine received immediately exercisable warrants from the Issuer for 3,125 shares of Common Stock (after giving effect to the Reverse Stock Splits).

The Reporting Persons’ participation in the Note and in the License Participation Agreement and the Reporting Persons’ acquisition of the warrants and Common Stock is for investment purposes. Depending on their continuing evaluation of the business and prospects of the Issuer, the Reporting Persons may acquire or dispose of additional shares, or rights to receive shares, of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans which relate to or would result in:

(i)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

CUSIP No. 98978N 3098	13D/A	Page 10 of 12

(iii)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(iv)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	Any material change in the present capitalization or dividend policy of the issuer;

(vi)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(vii)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(viii)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(x)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a–b) The aggregate number and percentage of the shares of Common Stock outstanding beneficially owned by each Reporting Person set forth below and on pages 2-6 hereof are based on 2,802,988 shares of Common Stock outstanding as of April 2, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or direct the disposition of	Amount of beneficially owned securities subject to right to acquire
Strome Mezzanine Fund, LP	57,506	2.1%	0	57,506	0	57,506	57,506
Strome Alpha Fund, L.P.	57,506	2.1%	0	57,506	0	57,506	57,506
Strome Investment Management, LP	57,506	2.1%	0	57,506	0	57,506	57,506
Strome Group, Inc.	57,506	2.1%	0	57,506	0	57,506	57,506
Mark E. Strome	256,150	9.1%	198,644	57,506	198,644	57,506	57,506

(c) None.

(d) None.

(e) Not applicable.

CUSIP No. 98978N 3098	13D/A	Page 11 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Item 4 above summarizes provisions of the Participation Agreement, the amendment to the Participation Agreement, the Note, the Guaranty, the A&R Participation Agreement, the Second Guaranty, the License Participation Agreement, and the Debt Extension and Conversion Agreement and is incorporated herein by reference. Copies of the Participation Agreement, the amendment to the Participation Agreement, the Note, the Guaranty, the A&R Participation Agreement, the Second Guaranty, the License Participation Agreement, and the Debt Extension and Conversion Agreement are filed as exhibits to this Schedule 13D/A and are incorporated by reference. As of the date of this Amendment, the Participation Agreement, the Note, the Guaranty, the A&R Participation Agreement and the Second Guaranty are no longer in effect.

Strome Mezzanine and Strome Alpha intend to act together to pursue a common strategy of acquisition or disposition with respect to their investment in the Issuer. Such understanding has not been reduced to a written agreement.

Item 7. Material to be Filed As Exhibits

Exhibit Number	Description
1	Joint Filing Agreement dated November 21, 2017, by and among Strome Mezzanine Fund, LP, Strome Alpha Fund, L.P., Strome Investment Management, LP, Strome Group, Inc., and Mark E. Strome, incorporated by reference from Exhibit 1 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on November 21, 2017
2	Participation Agreement dated July 21, 2017 by and between HEP Investments, LLC and Strome Mezzanine Fund, LP, incorporated by reference from Exhibit 2 to Strome Mezzanine’s Schedule 13D filed with the SEC on July 31, 2017
3	Amendment to Participation Agreement, Guaranty, Warrants and Amended and Restated Registration Rights Agreement dated November 15, 2017 by and among Strome Mezzanine Fund LP, Strome Alpha Fund, L.P., HEP Investments, LLC, Zivo Bioscience, Inc. and Laith Yaldoo, incorporated by reference from Exhibit 3 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on November 21, 2017
4	Eleventh Amended and Restated Senior Secured Convertible Promissory Note dated May 16, 2018 made by Zivo Bioscience, Inc. in favor of HEP Investments LLC, incorporated by reference from Exhibit 10.2 to Zivo Bioscience, Inc.’s Form 8-K filed with the SEC on May 18, 2018
5	First Amended and Restated Participation Agreement dated June 28, 2018, among Strome Mezzanine Fund LP, Strome Alpha Fund LP and HEP Investments, LLC, incorporated by reference from Exhibit 7 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on October 24, 2018
6	Guaranty dated June 28, 2018 made by Laith Yaldoo in favor of Strome Mezzanine Fund, incorporated by reference from Exhibit 8 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on October 24, 2018
7	License Co-Development Participation Agreement dated October 8, 2020, by and between Zivo Bioscience, Inc. and Strome Mezzanine Fund, LP incorporated by reference from Exhibit 9 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on October 13, 2020.
8	Debt Extension and Conversion Agreement, dated March 3, 2021, by and among Strome Mezzanine Fund, LP, Strome Alpha Fund, LP and HEP Investments, LLC, incorporated by reference from Exhibit 8 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on October 30, 2023.

CUSIP No. 98978N 3098	13D/A	Page 12 of 12

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 9, 2024	Strome Mezzanine Fund, LP

	By:	Strome Investment Management, LP
	Its:	General Partner

	By:	Strome Group, Inc.
	Its:	General Partner

	By:	/s/ Mark E. Strome
	Name:	Mark E. Strome
	Its:	President

Strome Alpha Fund, L.P.

	By:	Strome Investment Management, LP
	Its:	General Partner

	By:	Strome Group, Inc.
	Its:	General Partner

	By:	/s/ Mark E. Strome
	Name:	Mark E. Strome
	Its:	President

Strome Investment Management, LP

	By:	Strome Group, Inc.
	Its:	General Partner

	By:	/s/ Mark E. Strome
	Name:	Mark E. Strome
	Its:	President

Strome Group, Inc.

	By	/s/ Mark E. Strome
	Name:	Mark E. Strome
	Its:	President

/s/ Mark E. Strome
Mark E. Strome